UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

_________________
FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 001-01043

_________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan Brunswick Rewards Plan Brunswick Rewards Plan with Variable Profit Sharing

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
_________________

Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045-4811

Financial Statements and Supplemental Schedules Brunswick Retirement Savings Plan Years Ended December 31, 2007 and 2006 With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, and schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2008

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments at fair value	$342,409,771	$358,935,813
Contributions receivable:
Employer	2,039,872	2,235,473
Participants	-	488,766
Total receivables	2,039,872	2,724,239

Net assets available for benefits, at fair value	344,449,643	361,660,052

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(350,485)	201,395

Net assets available for benefits	$344,099,158	$361,861,447

The Notes to Financial Statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$(11,433,909)	$9,636,445
Interest and dividends	16,245,522	10,862,827
Contributions:
Participants	14,199,565	15,280,399
Rollovers	117,186	33,670
Employer	2,506,523	2,589,755
Total additions	21,634,887	38,403,096

Deductions
Distributions and withdrawals to participants	36,168,658	32,537,423
Administrative expenses	56,584	79,541
Total deductions	36,225,242	32,616,964

Transfers into the Plan	55,647	850,304
Interplan transfers, net	(3,227,581)	(1,375,405)
Net increase (decrease)	(17,762,289)	5,261,031

Net assets available for benefits:
Beginning of year	361,861,447	356,600,416

End of year	$344,099,158	$361,861,447

The Notes to Financial Statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan or the Brunswick Rewards Plan with Variable Profit Sharing are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employment by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,500 and $15,000 in 2007 and 2006, respectively.

The Company’s basic matching contribution is 5% of pretax deferrals. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of pretax contributions is eligible for discretionary matching contributions. Such contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary matching contributions for the years ended December 31, 2007 and 2006, were 25%, totaling $2,034,308 and $2,213,304, respectively.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at anytime.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Effective January 1, 2007, a participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2007, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an Interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick sponsored plan basis, the Interplan transfers net to zero.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Vanguard Retirement Savings Trust) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan's financial statements.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

3. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2007	2006

Common stock	$(19,655,571)	$(14,057,129)
Mutual funds	8,221,662	23,693,574

	$(11,433,909)	$9,636,445

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2007	2006

Brunswick ESOP Company Stock Fund	$22,637,106	$47,600,550
Vanguard 500 Index Fund	68,466,187	71,656,887
Vanguard Morgan Growth Fund	41,918,461	40,110,017
Vanguard Retirement Savings Trust	19,905,529	20,929,242
Vanguard Short-Term Bond Index Fund	19,627,396	21,068,481
Vanguard Total International Stock Index Fund	24,701,823	19,093,238
Vanguard Wellington Fund Investor Shares	55,386,240	54,579,277
Vanguard Windsor II Fund Investor Shares	18,824,846	19,398,699

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007

Net assets available for benefits per the financial statements	$344,099,158
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	350,485

Net assets available for benefits per Form 5500	$344,449,643

The following is a reconciliation of total investment income per the financial statements to other income per the Form 5500:

December 31, 2007

Total investment income per the financial statements	$4,811,613
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	350,485

Net assets available for benefits per Form 5500	$5,162,098

10

Supplemental Schedules

11

Brunswick Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #36- 0848180	Plan #154

Year Ended December 31, 2007

Participant Contributions	Total That Constitute
Transferred Late to the Plan	Prohibited Transactions

$23,734	$23,734

12

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #36- 0848180	Plan #154

December 31, 2007

Current
Identity of Issuer	Value

Brunswick ESOP Common Stock Fund*	$22,637,106
Royce Premier Fund	15,535,461
Vanguard 500 Index Fund*	68,466,187
Vanguard Morgan Growth Fund*	41,918,461
Vanguard Prime Money Market Fund*	13,874,966
Vanguard Retirement Savings Trust*	19,905,529
Vanguard Short-Term Bond Index Fund*	19,627,396
Vanguard Short-Term Corporate Fund*	9,813,066
Vanguard Target Retirement 2005*	1,654,640
Vanguard Target Retirement 2015*	5,531,149
Vanguard Target Retirement 2025*	2,408,459
Vanguard Target Retirement 2035*	650,901
Vanguard Target Retirement 2045*	880,569
Vanguard Target Retirement Inc*	242,563
Vanguard Total Bond Market Index Fund*	14,706,856
Vanguard Total International Stock Index Fund*	24,701,823
Vanguard Wellington Fund Investor Shares*	55,386,239
Vanguard Windsor II Fund Investor Shares*	18,824,846

Participant loans:*
Varying maturities with interest rates ranging from 4% to 8.5%	5,643,554

$342,409,771

*Party-in-interest investments.

13

Financial Statements and Supplemental Schedules Brunswick Rewards Plan Years Ended December 31, 2007 and 2006 With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, and schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2008

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments at fair value	$662,607,344	$549,231,633
Contributions receivable:
Employer	28,237,950	14,797,733
Participants	–	713,666
Total receivables	28,237,950	15,511,399
Net assets available for benefits, at fair value	690,845,294	564,743,032

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(665,177)	302,428

Net assets available for benefits	$690,180,117	$565,045,460

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$(5,141,796)	$24,230,638
Interest and dividends	28,218,864	17,967,013
Contributions:
Participants	23,978,985	24,218,023
Rollover	2,488,554	2,989,406
Employer	45,363,336	40,166,502
Total additions	94,907,943	109,571,582

Deductions
Distributions and withdrawals to participants	61,345,056	46,945,422
Administrative expenses	125,648	185,111
Total deductions	61,470,704	47,130,533

Transfer from Brunswick Rewards Plan with
Variable Profit Sharing	84,894,746	–
Transfers into the Plan	75,028	470,884
Other interplan transfers, net	6,727,644	1,308,255
Net increase	125,134,657	64,220,188

Net assets available for benefits:
Beginning of year	565,045,460	500,825,272

End of year	$690,180,117	$565,045,460

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Effective December 28, 2007, the Brunswick Rewards Plan with Variable Profit Sharing was merged into the Plan and approximately $84.9 million of assets were transferred into the Plan.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Effective January 1, 2006, new employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Brunswick Rewards Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,500 and $15,000 in 2007 and 2006, respectively.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

Effective January 1, 2007, the Company makes an annual automatic profit-sharing contribution of 3% of eligible compensation to the accounts of eligible participants. The Company may also make an annual variable profit-sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by the Company. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the plan year in order to be eligible for both automatic and variable profit sharing or have met certain other requirements at the discretion of the Company. The sum of a participant’s automatic and variable profit-sharing contributions may not exceed 9% of compensation for the plan year. Variable profit sharing for the 2007 and 2006 plan years was $14,943,171 and $13,054,960, respectively.

Brunswick Rewards Plan

Notes to Financial Statements

1. Description of the Plan (continued)

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Included in employer contributions for the year ended December 31, 2007 is $5.1 million relating to the true-ups of certain participant accounts.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2006, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Brunswick Rewards Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Other Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an Other interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick sponsored plan basis, the Other interplan transfers net to zero.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Vanguard Retirement Savings Trust) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Brunswick Rewards Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Brunswick Rewards Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan's financial statements.

Brunswick Rewards Plan

Notes to Financial Statements

3. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2007	2006

Common stock	$(19,523,824)	$(13,485,066)
Mutual funds	14,382,028	37,715,704

	$(5,141,796)	$24,230,638

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2007		2006

Brunswick ESOP Company Stock Fund	$	*	$46,389,207
Royce Premier Fund		47,341,791	33,878,830
Vanguard 500 Index Fund		99,953,622	87,752,728
Vanguard Morgan Growth Fund		78,018,423	59,467,685
Vanguard Retirement Savings Trust		39,968,047	31,428,754
Vanguard Short-Term Bond Index Fund		39,448,286	31,637,844
Vanguard Total International Stock Index Fund		65,666,959	44,697,355
Vanguard Wellington Fund Investor Shares		111,921,868	107,695,352
Vanguard Windsor II Fund Investor Shares		35,820,838	*

*Did not meet 5% threshold.

Brunswick Rewards Plan

Notes to Financial Statements

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007

Net assets available for benefits per the financial statements	$690,180,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	665,177

Net assets available for benefits per Form 5500	$690,845,294

The following is a reconciliation of total investment income per the financial statements to other income per the Form 5500:

December 31, 2007

Total investment income per the financial statements	$23,077,068
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	665,177

Net assets available for benefits per Form 5500	$23,742,245

Supplemental Schedules

Brunswick Rewards Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #36- 0848180	Plan #170

Year Ended December 31, 2007

Participant Contributions	Total That Constitute
Transferred Late to the Plan	Prohibited Transactions

$10,128	$10,128

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #36-0848180 Plan #170

Year Ended December 31, 2007

Current
Identity of Issuer	Value

Brunswick ESOP Company Stock Fund*	$24,365,659
Royce Premier Fund	47,341,791
Vanguard 500 Index Fund*	99,953,622
Vanguard Asset Allocation Fund*	1,460
Vanguard Morgan Growth Fund*	78,018,423
Vanguard Prime Money Market*	13,999,201
Vanguard Retirement Savings Trust*	39,968,047
Vanguard Short-Term Bond Index Fund*	39,448,286
Vanguard Short-Term Corporate Fund*	19,722,873
Vanguard Target Retirement 2005*	1,696,925
Vanguard Target Retirement 2015*	6,634,774
Vanguard Target Retirement 2025*	10,790,323
Vanguard Target Retirement 2035*	9,829,053
Vanguard Target Retirement 2045*	10,322,187
Vanguard Target Retirement Inc*	1,242,456
Vanguard Total Bond Market Index Fund*	28,103,022
Vanguard Total International Stock Index Fund*	65,666,959
Vanguard Wellington Fund Investor Shares*	111,921,868
Vanguard Windsor II Fund Investor Shares*	35,820,838

Participant loans:*
Varying maturities with interest rates ranging from 4% to 10.25%	17,759,577

$662,607,344

*Party-in-interest investments.

Financial Statements Brunswick Rewards Plan with Variable Profit Sharing Years Ended December 31, 2007 and 2006 With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan with Variable Profit Sharing

Financial Statements

Report of Independent Auditors

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan with Variable Profit Sharing (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2008

1

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments at fair value	$–	$67,346,401
Contributions receivable:
Employer	–	2,485,901
Participants	–	202,331
Total receivables	–	2,688,232
Net assets available for benefits, at fair value	–	70,034,633

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	–	63,099

Net assets available for benefits	$–	$70,097,732

The Notes to Financial Statements are an integral part of these statements.

2

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income:
Net appreciation in fair value of investments	$889,392	$3,624,730
Interest and dividends	4,368,178	1,848,661
Contributions:
Participants	7,235,810	5,621,541
Rollover	1,410,421	700,246
Employer	4,276,868	5,409,736
Total additions	18,180,669	17,204,914

Deductions
Distributions and withdrawals to participants	5,413,502	4,868,535
Administrative expenses	28,765	25,939
Total deductions	5,442,267	4,894,474

Transfer to Brunswick Rewards Plan	(84,894,746)	–
Transfers into the Plan	5,558,675	5,138,231
Other interplan transfers, net	(3,500,063)	67,150
Net increase	(70,097,732)	17,515,821

Net assets available for benefits:
Beginning of year	70,097,732	52,581,911

End of year	$–	$70,097,732

The Notes to Financial Statements are an integral part of these statements.

3

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

1. Description of the Plan

The following description of the Brunswick Rewards Plan with Variable Profit Sharing (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective October 1, 2003, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Effective January 2, 2007, the Cabo Yachts, Inc. 401(k) Savings Plan was merged into the Plan. Related assets of $1.8 million were merged into the Plan.

Effective January 2, 2007, the Diversified Marine Products 401(k) Savings Plan was merged into the Plan. Related assets of $0.6 million were merged into the Plan.

Effective November 5, 2007, the Summit Marine, LLC 401(k) Savings Plan was merged into the Plan. Related assets of $0.4 million were merged into the Plan.

Effective November 5, 2007, the Triton Boat Company, L.P. 401(k) Savings Plan was merged into the Plan. Related assets of $2.6 million were merged into the Plan.

Plan Termination

On December 6, 2007, the Board of Directors of the Plan Sponsor voted to terminate the Brunswick Rewards Plan with Variable Profit Sharing effective December 31, 2007. Effective December 28, 2007, the Brunswick Rewards Plan with Variable Profit Sharing merged into the Brunswick Rewards Plan. Total net assets attributable to the plan of $84.9 million were transferred from the Plan into the Brunswick Rewards Plan.

4

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

1. Description of the Plan (continued)

Participation

Eligible employees include all groups as outlined by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

5

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

1. Description of the Plan (continued)

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company-matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. Eligible employees are automatically enrolled in the Plan at a deferral rate of 3%. Employees can increase, decrease, or cancel their deferrals at any time.

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,500 and $15,000 in 2007 and 2006, respectively.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

An employer may make an annual variable profit-sharing contribution of up to 9% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participants’ investment elections. A participant must be employed with the Company on the last business day of the plan year in order to be eligible for the variable profit sharing. The Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s variable and supplemental profit-sharing contributions may not exceed 9% of compensation for a plan year. There was no variable profit sharing for the 2007 plan year as the plan was merged with the Brunswick Rewards Plan and variable profit sharing was made in that Plan, while variable profit sharing during the 2006 plan year was $2,066,671.

The Plan also provides for a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

6

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Effective January 1, 2006, active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than one loan outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Other Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an Other interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick sponsored plan basis, the Other interplan transfers net to zero.

7

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor. In determining fair value, the investment advisor considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value. Investments in Vanguard mutual funds are valued at the net asset value of each fund determined as of the close of the New York Stock Exchange on the valuation date. Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

8

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

2. Significant Accounting Policies (continued)

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

9

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

3. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (deprecitiated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2007	2006

Common stock	$(1,060,145)	$(598,269)
Mutual funds	1,949,537	4,222,999
	$889,392	$3,624,730

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2007		2006

Royce Premier Fund	$	*	$8,282,837
Vanguard 500 Index Fund		*	7,281,245
Vanguard Morgan Growth Fund		*	8,590,853
Vanguard Retirement Savings Trust		*	6,557,298
Vanguard Short-Term Bond Index Fund		*	6,600,923
Vanguard Total Bond Market Index Fund		*	3,713,448
Vanguard Total International Stock Index Fund		*	6,985,836
Vanguard Windsor II Fund Investor Shares		*	5,590,466

*Did not meet 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 14, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing
(Name of Plans)

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 27, 2008	By:/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Statement in Lieu of Consent of Independent Public Accountants